1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com ALLISON M. FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

July 21, 2017

Ms. Angela Mokodean

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Re:        Morgan Stanley Select Dimensions Investment Series (the “Trust”)

(File No. 811-07185)

Dear Ms. Mokodean:

Thank you for your telephonic comments regarding the Trust’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”), filed with the Commission on June 29, 2017 relating to the Special Meeting of Stockholders (the “Meeting”) of the Mid Cap Growth Portfolio (the “Portfolio”), being held to consider and act upon a proposal to liquidate the Portfolio and terminate the Trust pursuant to the Plan of Liquidation adopted by the Board of Directors of the Trust.  The Trust has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Trust’s proxy statement on its behalf.  These changes will be reflected in the definitive proxy statement on Schedule 14A, which will be filed via EDGAR on or about July 21, 2017.  Capitalized terms have the same meaning as in the Proxy Statement unless otherwise indicated.

Comment 1.        Please file the Proxy Cards as correspondence via EDGAR and indicate that both the Proxy Cards and the initially filed Proxy Statement are preliminary copies.

Response 1.           The Proxy Cards have been filed and marked accordingly.

Comment 2.        Please include disclosure regarding security ownership of certain beneficial owners and management pursuant to Item 403 of Regulation S-K and Item 6 of Schedule 14A.

Response 2.           The disclosure has been revised accordingly.

Comment 3.        If applicable, please specify what further action, if any, the Board has contemplated taking in the event that Shareholders do not approve the Liquidation and Termination pursuant to the Plan of Liquidation.

Response 3.           We hereby confirm that, at this time, the Board has not contemplated any further action.

Comment 4.        Please supplementally confirm that the Trust will decide on the collectivity of all receivables and will include in its liquidation costs anything it believes will fail to be collected.

Response 4.          We hereby confirm that the Trust will decide on the collectivity of all receivables and will include in its liquidation costs anything it believes will fail to be collected.

Comment 5.        Please include an estimation of the liquidation costs.

Response 5.          We respectfully acknowledge the comment; however, we believe such disclosure is not required to be included.

Comment 6.        Please supplementally confirm whether FASB Accounting Standards Codification Topic 450 and FASB FAS 5 will be used in accounting for the liquidation.

Response 6.          We hereby confirm that, to the extent applicable, FASB Accounting Standards Codification Topic 450 and FASB FAS 5 will be used in accounting for the liquidation.

Comment 7.        Regarding the section entitled “Description of the Plan of Liquidation and the Liquidation and Termination,” please provide a rationale as to why the Portfolio may continue to honor purchases of shares after the Effective Date.

Response 7.           Shares of the Portfolio are sold exclusively to certain life insurance companies in connection with particular variable life insurance and/or variable annuity contracts they issue. The insurance companies invest in shares of the Portfolio in accordance with instructions received from owners of the variable life insurance or variable annuity contracts. Due to the way these plans work, it is operationally difficult to close the Portfolio at an earlier date.

Comment 8.        Following the Liquidation and Termination, please mark the Portfolio’s series and class numbers as inactive on EDGAR.

Response 8.           We hereby confirm that following the Liquidation and Termination that the Portfolio’s series and class numbers will be marked as inactive on EDGAR.

Comment 9.        Please supplementally confirm that the Portfolio and Trust will remain current on all filing obligations until the Liquidation and Termination are effected.

Response 9.           We hereby confirm that the Portfolio and Trust will remain current on all filing obligations until the Liquidation and Termination are effected.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526.  Thank you.

Best regards,

/s/ Allison M. Fumai
Allison M. Fumai